Exhibit (h)(55)

EXPENSE LIMITATION UNDERTAKING

ALLIANCEBERNSTEIN L.P.

1345 Avenue of the Americas

New York, New York 10105

August 23, 2021

AB Cap Fund, Inc.
1345 Avenue of the Americas

New York, New York 10105

Dear Sirs:

AllianceBernstein L.P. herewith undertakes that for the Expense Limitation Period, as defined below, we shall cause the aggregate operating expenses of every character incurred by your AB Sustainable US Thematic Portfolio (the “Portfolio”) (but not including (i) extraordinary expenses, (ii) interest expense, (iii) the fees and expenses of registered investment companies or series thereof in which the Portfolio invests (“Acquired Funds”) other than investment advisory fees of Acquired Funds for which we serve as investment adviser) to be limited to 0.90% in the case of the Class A shares, 1.65% in the case of the Class C shares, 0.65% in the case of the Advisor Class shares, 1.15% in the case of the Class R shares, 0.90% in the case of the Class K shares, 0.65% in the case of the Class I shares, 0.65% in the case of the Class Z shares, 0.90% in the case of the Class 1 shares and 0.65% in the case of the Class 2 shares, in each case of the Portfolio’s aggregate average daily net assets; provided, however, that to the extent that the Portfolio pays the investment advisory fee set forth in the Advisory Agreement dated as of November 13. 2019, as amended May 7, 2020 and November 4, 2020, between us and you for the period from the date hereof until December 31, 2021 pursuant to the

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Management Fee Waiver Undertaking with respect to the Portfolio dated as of the date hereof, we shall cause the aggregate operating expenses of every character incurred by Advisor Class shares of the Portfolio (but not including the expenses excluded above and investment advisory fees) to be limited to 0.10% of the average daily net assets of such Advisor Class shares (the “Limitation”). To determine the amount of the Portfolio’s expenses in excess of the Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Limitation based on the number of days elapsed within the fiscal year of the Portfolio (the “Prorated Limitation”). The Prorated Limitation shall be compared to the expenses of the Portfolio recorded through the current day in order to produce the allowable expenses to be recorded and accrued for the Portfolio’s current day (the “Allowable Expenses”). If the expenses of the Portfolio for the current day exceed the Allowable Expenses, we shall be responsible for such excess and will for the current day (i) reduce our advisory fees and/or (ii) reimburse the Portfolio accordingly.

For purposes of this Undertaking, the Expense Limitation Period shall mean the period commencing on the date hereof and shall remain in effect until October 31, 2022. The Expense Limitation Period and the Undertaking given hereunder will automatically be extended for additional one-year periods unless we provide you with at least 60 days’ notice prior to the end of any Expense Limitation Period of our determination to modify or to terminate this Undertaking at the end of its then current period.

We understand and intend that you will rely on this Undertaking in preparing and filing the Registration Statement with the Securities and Exchange Commission, in accruing the

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Portfolio's expenses for purposes of calculating the Portfolio’s net asset value per share and for other purposes and expressly permit you to do so.

Very truly yours,

ALLIANCEBERNSTEIN L.P.

By:	/s/ Emilie D. Wrapp
Emilie D. Wrapp
Assistant Secretary

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